UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*

SANDRIDGE ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P307
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler LLP
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 80007P307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	25,224,807*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	25,224,807*
Person With	10.	Shared Dispositive Power:	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 25,224,807*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 5.1%*

14.		Type of Reporting Person (See Instructions): IA

*As of March 25, 2013 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 25,224,807 shares of common stock, par value $0.001 per share (the “Common Shares”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Annual Report for the fiscal year ended December 31, 2012, filed on Form 10-K with the U.S. Securities and Exchange Commission, as of February 22, 2013, there were 493,991,081 Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 5.1% of the Common Shares issued and outstanding as of the Filing Date.

Item 1.   Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Shares”) of SandRidge Energy, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

Item 2.   Identity and Background.

       This statement is being filed by Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose business address is 623 Fifth Avenue, 18th Floor, New York, New York 10022. The Reporting Person is a multi-strategy private investment firm focused on global value, special situations, and opportunistic investing. The Reporting Person, through one or more intermediate entities, provides investment advisory and other services to its affiliated funds and accounts (collectively, the “Funds”). The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by the Reporting Person, including those held by the Funds.

       Neither the Reporting Person, Mr. McGoldrick nor any other senior executives employed by the Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      All of the funds used in making the purchases of the Common Shares described in this Schedule 13D came from the assets of the Funds. The aggregate amount of funds used to make the purchases of the Common Shares described in this Schedule 13D was $216,721,940.

Item 4.   Purpose of Transaction.

       The Reporting Person, on behalf of the Funds, acquired and continues to hold the Common Shares reported in this Schedule 13D for investment purposes and in pursuit of its investment objectives. The Reporting Person continuously evaluates, among many other things, the Company’s business, results of operations, financial condition, capitalization, management, and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the Common Shares in particular.  The Reporting Person also continuously evaluates its investment in the Common Shares and other investment opportunities available to it.

       The Reporting Person intends to continuously assess, among other things, the Company’s business, financial condition, results of operations, management, corporate governance practices, and future prospects. Depending upon the results of such assessments, the Reporting Person may, among other things, (i) acquire additional securities of the Company or dispose of the Common Shares that the Funds currently hold, (ii) communicate with other stockholders of the Company, or persons who may desire to become stockholders of the Company, regarding the composition of the Company’s current board of directors and the Company’s current executive officers, as well as other matters regarding the management, operation, and affairs of the Company, (iii) solicit proxies, to be used at either the Company’s regular annual meeting of stockholders, or at a special meeting of stockholders, for the purposes described in clause (ii), or for the election of one or more nominees of the Reporting Person or such other stockholders (which may include one or more representatives of the Reporting Person) to the board of directors of the Company, or (iv) take such other actions as the Reporting Person may determine from time to time. Any such actions will depend upon a variety of considerations that the Reporting Person may deem material or relevant from time to time.

       Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       As of March 25, 2013 (the “Filing Date”), certain Funds hold 25,224,807 Common Shares. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Annual Report for the fiscal year ended December 31, 2012, filed on Form 10-K with the U.S. Securities and Exchange Commission (the “SEC”), as of February 22, 2013, there were 493,991,081 Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 5.1% of the Common Shares issued and outstanding as of the Filing Date.

       The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by the Funds (each of which were effected in an ordinary brokerage transaction), during the period commencing 60 days prior to March 15, 2013, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Date	Purchase / Sale	Number of Common Shares	Weighted Average Price Per Common Share	Range of Prices
March 14, 2013	Purchase	2,300,000	$5.65	$5.640 to $5.655
March 15, 2013	Purchase	700,000	$5.72	$5.700 to $5.732

       The Reporting Person undertakes to provide to the Company, any security holder of the Company, or the Staff of the SEC, upon request, full and complete information regarding the number of Common Shares purchased at each separate price within the foregoing price ranges.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2013

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)